Exhibit 99.1
WGL HOLDINGS, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges (Unaudited)

Twelve Months Ended
($ in thousands)	June 30, 2007

FIXED CHARGES:
Interest Expense	$48,787
Amortization of Debt Premium, Discount and Expense	561
Interest Component of Rentals	1,429

Total Fixed Charges	$50,777

EARNINGS:
Income from Continuing Operations before Dividends on Preferred Stock	$115,536
Add:
Income Taxes	76,698
Total Fixed Charges	50,777

Total Earnings	$243,011

Ratio of Earnings to Fixed Charges	4.8